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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~61389~~ 66444

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Conning Investment Products, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Plaza
(No. and Street)

Hartford	CT	06103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom Forella (860)299-2167
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

185 Asylum Street, Suite 2400	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
120

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/17/2010

OATH OR AFFIRMATION

I, GlennHeiser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Conning Investment Products, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Glenn B. Heiser
Signature

Chief Operating Officer
Title

Notary Public



JENNIFER WILLIS
NOTARY PUBLIC
MY COMMISSION EXPIRES
5/31/2012
STATE OF CONNECTICUT

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Conning Investment Products, Inc. (f.k.a. Conning Research and Consulting, Inc.)

Financial Statements and Supplementary Schedules pursuant to Securities and Exchange Commission Rule 17a-5 as of December 31, 2009 and 2008 for the years then ended

Conning Investment Products, Inc.
(f.k.a. Conning Research and Consulting, Inc.)
Index
December 31, 2009 and 2008

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
185 Asylum Street, Suite 2400
Hartford CT 06103-3404
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors

To the Board of Directors of Conning Investment Products, Inc.
(f.k.a. Conning Research & Consulting, Inc.):

In our opinion, the accompanying statements of financial condition and the related statements of operations, shareholder's equity, and cash flows present fairly, in all material respects, the financial position of Conning Investment Products, Inc. (f.k.a. Conning Research & Consulting, Inc.) at December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, the Company sold its investment advisory business to Conning, Inc. (f.k.a. Conning Asset Management Company), an affiliate, effective October 13, 2009.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 26, 2010

CONNING INVESTMENT PRODUCTS, INC.
(f.k.a. Conning Research and Consulting, Inc.)
STATEMENTS OF FINANCIAL CONDITION

	December 31,	
ASSETS	2009	2008
Cash and cash equivalents	$ 2,452,197	$ 3,778,230
Accounts receivable	2,584,276	3,045,318
Receivable from affiliates	-	907,623
Deferred income taxes	252,091	639,540
Prepaid expenses	-	95,231
Other asset	99	99
Total assets	$ 5,288,663	$ 8,466,041
LIABILITIES AND SHAREHOLDER'S EQUITY		
Compensation payable	$ -	$ 1,518,872
Deferred revenue	-	1,014,246
Due to affiliates	535,273	2,051,008
Income taxes payable	1,022,880	592,517
Other liabilities and accrued expenses	331,013	557,341
Total liabilities	1,889,166	5,733,984
Common stock, $.01 par value: 1,000 shares authorized, issued and outstanding	10	10
Additional paid in capital	4,935,049	4,443,847
Accumulated deficit	(1,535,562)	(1,711,800)
Total shareholder's equity	3,399,497	2,732,057
Total liabilities and shareholder's equity	$ 5,288,663	$ 8,466,041

The accompanying notes are an integral part of these financial statements.

CONNING INVESTMENT PRODUCTS, INC.
(f.k.a. Conning Research and Consulting, Inc.)
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
REVENUES		
Subscriptions and publications	$ 2,013,675	$ 2,916,114
Consulting fees	582,328	891,057
Sales and marketing fees	1,472,924	3,353,038
Interest income	82,630	91,000
Total revenues	4,151,557	7,251,209
EXPENSES		
Employee compensation and benefits	2,212,049	2,889,950
Occupancy and equipment	307,357	392,355
Marketing and production	126,039	158,495
Financial data services	397,232	586,907
Professional fees	757,411	1,739,074
Other operating expense	46,990	93,711
Total expenses	3,847,078	5,860,492
Income before income taxes	304,479	1,390,717
Provision for income taxes	128,241	563,859
Net income	$ 176,238	$ 826,858

The accompanying notes are an integral part of these financial statements.

CONNING INVESTMENT PRODUCTS, INC.
(f.k.a. Conning Research and Consulting, Inc.)
STATEMENTS OF SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total Shareholder's Equity
Balance, December 31, 2007	$ 10	$ 4,443,847	$ (2,516,673)	$ 1,927,184
Transition adjustment (Accounting for compensation - retirement benefits - ASC 715) (Note 6)			(21,985)	(21,985)
Net income	-	-	826,858	826,858
Balance, December 31, 2008	$ 10	$ 4,443,847	$ (1,711,800)	$ 2,732,057
Contribution from parent (Note 10)	-	3,000,000	-	3,000,000
Return of capital to parent (Note 10)		(1,500,000)		(1,500,000)
Tax effect on the sale of investment advisory business		(1,008,798)		(1,008,798)
Net income	-	-	176,238	176,238
Balance, December 31, 2009	$ 10	$ 4,935,049	$ (1,535,562)	$ 3,399,497

The accompanying notes are an integral part of these financial statements.

CONNING INVESTMENT PRODUCTS, INC.
(f.k.a. Conning Research and Consulting, Inc.)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Cash flows from operating activities:		
Net income	$ 176,238	$ 826,858
Changes in assets and liabilities:		
Accounts receivable	461,042	(3,045,318)
Receivable from affiliates	762,556	(608,396)
Deferred income taxes	(69,236)	(18,772)
Prepaid expenses	91,868	145,441
Other asset	-	(99)
Compensation payable	(737,002)	114,693
Due to affiliates	(1,515,735)	884,415
Deferred revenue	(250,795)	4,927
Income tax payable	(578,435)	490,276
Other liabilities and accrued expenses	(226,072)	519,571
Net cash used in operating activities	(1,885,571)	(686,404)
Cash flows from investing activities:		
Sale of investment advisory business	(940,462)	-
Net cash used in investing activities	(940,462)	-
Cash flows from financing activities:		
Capital contribution by the Parent	3,000,000	-
Return of capital to the Parent	(1,500,000)	-
Net cash provided by financing activities	1,500,000	-
Net decrease in cash and cash equivalents	(1,326,033)	(686,404)
Cash and cash equivalents, beginning of the year	3,778,230	4,464,634
Cash and cash equivalents, end of the year	$ 2,452,197	$ 3,778,230
Supplemental disclosure:		
Income tax payments	$ 629,940	$ 49,969
Income tax refunds	$ 139	$ -
Items not affecting cash:		
Transition adjustment (Accounting for compensation – retirement benefits – ASC 715)	$ -	$ (21,985)
Current tax liability on tax gain from the sale of investment advisory business (ASC 740)	$ 1,008,798	$ -
Adjustment related to deferred tax asset on the sale of investment advisory business	$ 144,974	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION

Conning Investment Products, Inc. (f.k.a. Conning Research and Consulting, Inc.) (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company serves as an introducing broker-dealer for the purpose of placing institutional investors and does not receive customer funds or securities during the course of its operations and is exempt from the calculation of a reserve requirement pursuant to Rule 15c3-3 subparagraph (k)(2)(ii) under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of Conning & Company (the "Parent"). The Parent is a wholly-owned subsidiary of Conning Holdings, Corp. ("CHC").

CHC was formed by Aquiline Capital Partners, LLC in June 2009 to acquire the Parent as well as other affiliates of the Company. On October 9, 2009, CHC acquired 100% of the outstanding common stock of the Parent from its former owner, Swiss Re America Holding Corp.("SRAH"), as well as 100% of the outstanding stock of the Company's affiliates, Conning Asset Management (Europe) Ltd from Swiss Re (SRZ), and Conning Asset Management Ltd from Swiss Re GB Plc. The Company requested regulatory approval from FINRA for the indirect change in the ownership of the Company pursuant to NASD Rule 1017(a)4 and FINRA granted approval on July 30, 2009.

On October 12, 2009, the Company changed its name from Conning Research & Consulting, Inc. to Conning Investment Products, Inc. pursuant to the filing of a Certificate of Amendment of Certificate of Incorporation with the Office of the Delaware Secretary of State.

On October 13, 2009, the Company sold its investment advisory business to Conning, Inc. ("CINC"), formerly known as Conning Asset Management Company, which is a wholly-owned subsidiary of the Parent. The investment advisory business publishes in-depth insurance industry research covering major insurance industry trends, products, markets and business segments. The Company sold the assets and liabilities to CINC at net book value. In accordance with ASC 805, Business Combinations, transfers between entities under common control should be completed based on the carrying value (book value), thereby resulting in no recognition of gain or loss upon the sale. However, the fair value of those assets and liabilities sold were estimated to be approximately $3,000,000. Accordingly, the Company recorded a current tax liability with a corresponding reduction in additional paid in capital of $1,008,798 in accordance with ASC 740-20-45-11(g), Income Taxes.

The assets and liabilities transferred to CINC as part of the sale are as follows:

Assets		
Deferred income taxes	$	456,685
Receivable from SRAH		145,067
Prepaid expenses		3,363
Total assets	$	605,115
Liabilities		
Compensation and related benefits	$	781,870
Deferred revenue		763,451
Sales tax payable		256
Total liabilities	$	1,545,577
Net cash transferred	$	940,462

The associated deferred taxes related to the investment advisory business of $456,685 were transferred to CINC on October 13, 2009. At year-end the Company recorded an adjustment to the deferred tax asset transferred of $144,974, reducing the total amount that should have been transferred to $311,711. This adjustment will increase net assets and liabilities transferred to $1,085,436. The difference of $144,974 is included in due to affiliates and will be paid in 2010.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The significant accounting policies followed by the Company are summarized below. Certain prior amounts have been reclassified to conform with current year presentation. These reclassifications have no impact on equity or net income in the prior year.

Revenue Recognition – Subscription and publication fees are recorded as income ratably over the subscription period, which is generally one year. Consulting fee income is recognized at the completion of the engagement. Sales and marketing fees are recognized as earned.

Cash and Cash Equivalents – Cash and cash equivalents represent cash and highly liquid investments with original maturities of three months or less.

Accounting Standards Codification – The Financial Accounting Standards Board ("FASB") has established the Accounting Standards Codification (Codification" or "ASC") as the single source of authoritative accounting guidance effective for financial reporting in 2009. Therefore, the Company has used the Codification section or description when referring to GAAP.

Effective January 1, 2008, the Company adopted the Financial Accounting Standards Board's ("FASB") fair value measurement and disclosure guidance (ASC 820). This standard expands disclosures about fair value measurements and clarifies how to measure fair value by focusing on the price that would be received when selling an asset or paid to transfer a liability (exit price). Fair value is defined as the price at which an asset could be exchanged in an orderly transaction between market participants at the balance sheet date. Fair values are based on quoted market prices when available. The Company's financial assets carried at fair value have been classified based upon a hierarchy defined by ASC 820. The hierarchy gives the highest ranking to fair values determined, using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 when values are unadjusted quoted prices for identical assets and liabilities in active markets accessible at the measurement date. Active markets provide pricing data for trades occurring at least weekly and include exchanges and dealer markets) and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). The Company carries cash and cash equivalents of $2,452,197 and $3,778,230, at fair value at December 31, 2009 and 2008, respectively, which were all considered Level 1.

Concentration of Credit Risk – Financial instruments which potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents held at a creditworthy financial institution. During the year, cash was in excess of the Federal Deposit Insurance Corporation insurance limit. The FDIC temporarily raised the insurance limit from $100,000 to $250,000 between October 2008 and December 31, 2013, after which it will return to $100,000. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash.

Income Taxes – Income tax expense or benefit is based on income or loss reported in the financial statements. In accordance with FASB's income tax guidance (ASC 740), deferred federal and state income taxes are provided based on an asset and liability approach which requires the recognition of deferred income tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The future benefits of deferred tax assets are recognized when the realization of such benefits is more likely than not. The Company records a valuation allowance against the deferred income tax asset for that portion of the asset that may not be realized. As of December 31, 2009 and 2008, there is no valuation allowance recorded as the deferred income tax asset is considered more likely than not to be realized.

The Parent as well as affiliated companies were acquired on October 9, 2009 by CHC in a stock acquisition. As a result, the Company will file as part of a consolidated federal income tax return and combined state and local income tax returns with SRAH through the period ended October 9, 2009 and December 31, 2008. For the period October 10, 2009 through December 31 2009 ("stub period"), the Company is a member of a new affiliated group which will file a consolidated federal income tax return and combined state and local income tax returns with CHC. For the periods ended October 9, 2009 and

December 31, 2008, the tax allocation agreement with SRAH provided that each member compute and pay its tax liability on a separate return basis. In computing their income tax liability on a separate return basis, member companies have the ability to recover taxes paid in a prior year or offset future taxable income to the extent net operating losses or other tax attributes that they generated are carried back or forward in any manner permitted under the Internal Revenue Code. For the stub period and for future periods, a new tax allocation agreement has been executed and the separate return basis has been continued.

In June 2006, FASB issued guidance on, Accounting for Uncertainty in Income Taxes (ASC 740). ASC 740 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The impact of the provisions of ASC 740 is described in greater detail within the income taxes footnote (Note 5).

Prepaid Expenses and Other Assets – Prepaid expenses and other assets includes certain prepaid operating expenses which are amortized over their useful lives which is typically less than one year. The Company no longer has any employees as of October 13, 2009.

Compensation Payable – Compensation payable represents amounts payable to employees as a result of the Company's incentive compensation program during the normal course of operations, accrued pension amounts and post retirement benefits. Amounts are accrued in the period earned. The Company no longer has any employees as of October 13, 2009.

Use of Estimates – Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE 3 – INVESTMENT IN CLEAN ENERGY PARTNERS L.L.C.

The Company is a significant shareholder in one Variable Interest Entity which is not consolidated because the Company is not considered to be the primary beneficiary. The Company owns 25% and the other shareholder owns 75% of Clean Energy Partners, L.L.C. (the "GP"), a Cayman Islands limited liability company, which is the general partner for the European Clean Energy Fund, L.P. (the "ECEF"). The Company receives management fees for its role as a 25% shareholder of the GP. The Company also receives placement fees for placing investors with ECEF, and carbon advisory services fees for advising the GP on the monetization of carbon credits and renewable energy certificates. The Company's participation in the GP began in the second quarter of 2006. The Company has no exposure to loss as a result of its involvement with the GP as it has not committed capital to the GP. The purpose of the Company's participation in the GP is to

generate sales and marketing fees for the Company. Total net placement fees, management fees and carbon advisory services fees recognized by the Company for the years ended December 31, 2009 and 2008 were $1,469,934 and $3,352,088, respectively, and are reported as a component of sales and marketing fees.

NOTE 4 – RECEIVABLES

Sales and Marketing fees receivable for the years ended December 31, 2009 and 2008 were $2,584,276 and $3,043,568, respectively, which represents the remaining future placement fees due to the Company as a result of placing investors in ECEF and annual performance fees from Securis Fund I ("Securis"). Based on management's assessment that all outstanding amounts are fully collectible, no allowance for doubtful accounts was recorded at December 31, 2009 and 2008, respectively.

NOTE 5 – INCOME TAXES

The current and deferred (benefit) / provision for income taxes reflected in the statement of operations is as follows:

	2009	2008
Current income tax provision		
Federal	$ 34,731	$ 522,441
State	17,640	45,611
Deferred income tax provision		
Federal	66,494	(50,530)
State	9,376	46,337
Total income tax provision	$ 128,241	$ 563,859

At December 31, 2009 and 2008, the effective tax rate of 42.11% and 40.54% was higher than the statutory federal tax rate of 35%, due to the impact of (i) state and local taxes (6.84% and 5.46%) and (ii) non-deductible expenses (.27% and .08%).

	2009	2008
Deferred tax assets:		
Accrued compensation plans	$ -	$ 423,041
Other accrued items	9,968	22,393
Post retirement benefits	-	76,707
Accrued pension	-	152,090
State net operating losses	30,701	-
Federal net operating losses	223,847	-
Gross deferred tax assets	$ 264,516	$ 674,231
Valuation allowance	-	-
Total deferred tax assets	$ 264,516	$ 674,231
Deferred tax liabilities:		
Partnerships	($ 12,425)	($ 34,691)
Gross deferred tax liabilities	($ 12,425)	($ 34,691)
Net deferred tax assets	$ 252,091	$ 639,540

The Company's available federal and state net operating loss of approximately $638,156 federal and $635,920 state, is subject to certain limitations as defined under Section 382 of the Internal Revenue Code as a result of CHC's acquisition of the Parent on October 9, 2009. Realization of the deferred tax asset is dependent upon the continued generation of sufficient taxable income prior to expiration of loss carryforwards. Although realization is not assured, management believes it is more likely than not that the net carrying value of deferred tax assets will be realized.

As of December 31, 2009, the total amount of unrecognized tax benefits, including interest and penalties was zero. The Company does not anticipate any significant changes to its total unrecognized tax benefits within the next 12 months. The Internal Revenue Service concluded an examination of the 2002-2004 audit cycle, with no adjustments to the Company. The Internal Revenue Service began the examination of the 2005-2007 audit cycle in 2009. For state tax purposes, the 2006-2008 tax years remain open for audit.

NOTE 6 – EMPLOYEE PROFIT SHARING AND RETIREMENT PLAN

Defined Contribution Plan - The Company participated in the retirement savings plan sponsored by Swiss Re, the Swiss Re Group U.S. Employee's Savings Plan ("SR Savings Plan") up until October 9, 2009, when CHC acquired the Company's Parent. The SR Savings Plan is a defined contribution plan in which eligible employees of the Company may elect to participate. The SR Savings Plan provided for contributions by employees and matching contributions by the Company, subject to certain limitations.

Matching contributions made in 2009 and 2008 were $55,420 and $84,187, respectively, and are reflected in the Company's statement of operations. The Company is no longer eligible to participate in the plan after October 9, 2009.

Employee Retirement Plan – The Company participated in the Swiss Re Group U.S. Employees' Pension Plan, a qualified, noncontributory defined benefit pension plan sponsored by SRAH up until October 9, 2009, when CHC acquired the Company's Parent. The plan covered all of the employees hired prior to July 1, 2005. The Company has no legal obligation for benefits under this plan. SRAH allocated amounts to the Company based on salary ratios as compared to all companies participating in the plan. Pension expense for the years ended December 31, 2009 and 2008 were $125,961 and $123,579, respectively, and are reflected in the Company's statement of operations. In addition, an after tax charge to retained earnings of $17,617 was recorded in 2008 to record the transition adjustment associated with changing the measurable date from September 30, 2008 to December 31, 2008, as required by Accounting for pension benefits (ASC 715). The Company is no longer eligible to participate in the plan after October 9, 2009.

Postretirement Benefit Plan – The Company provided certain postretirement benefits to retired employees through a plan sponsored by SRAH up until October 9, 2009, when CHC acquired the Company's Parent. The Company has no legal obligation for benefits under this plan. Substantially all employees may become eligible for these benefits after meeting age and service requirements. Life insurance benefits are based on percentages of final salary and gradually reduce after retirement, with both maximum dollar and minimum percentage limits. Postretirement benefit expense for the years ended December 31, 2009 and 2008 were $21,638 and $29,172, respectively, and are reflected in the Company's statement of operations. In addition, an after tax charge to retained earnings of $4,368 was recorded in 2008 to record the transition adjustment associated with changing the measurable date from September 30, 2008 to December 31, 2008, as required by Accounting for compensation - retirement benefits (ASC 715). The Company is no longer eligible to participate in the plan after October 9, 2009.

Incentive Compensation Plan – The Company had an Incentive Compensation Plan which provided for the payment of cash and Swiss Re American Depository Receipts ("ADRs") to certain employees up until October 9, 2009, when CHC acquired the Company's Parent. The amount of incentive compensation was based upon performance related criteria determined at the discretion of the Compensation Committee of the Swiss Re Board of Directors. Amounts payable in ADRs did not vest until employees completed four years of continuous service following the date of grant. The full incentive compensation award was expensed in the year it was earned. In exchange for a payment by the Company equal to the market value of the ADRs at the date of grant, SRAH provided the Company with ADRs as needed at future dates to meet the Company's obligations. The ADRs receivable from SRAH and payable to employees were both marked to market at each balance sheet date. If an employee terminated prior to the vesting date, the Company would reduce compensation expense in the year of termination. The ADR balance of $145,067 was transferred to CINC on October 13, 2009 and paid to employees in December 2009. The Company is no longer eligible to participate in the plan after October 9, 2009.

Beginning with incentive compensation payments made in March 2008, a portion of the cash payments for certain highly compensated employees were deferred into the Value Alignment Incentive Plan ("VAI") and vested over three years. These deferred payments were expensed over the three year deferral period, beginning April 1, 2008 through October 9, 2009. On October 9, 2009 as part of the sales and purchase agreement, the unamortized amount became payable to employees, when CHC acquired the Company's Parent. The amount of VAI expensed for the years ended December 31, 2009 and 2008 were $47,784 and $17,968, respectively, and is reflected in the Company's statement of operations.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Parent provides accounting, legal and compliance, sales and marketing, and logistics support to the Company related to the Company's operations as a registered securities broker dealer. Fees for these services for the years ended December 31, 2009 and 2008 were $102,500 and $105,000 respectively, and are reflected in the Company's statement of operations.

The premises occupied by the Company are leased by the Parent. The proportionate share of the lease costs including utilities and related property taxes are charged to the Company and reflected in the statement of operations for the current period. Expenses for the years ended December 31, 2009 and 2008 were $80,629 and $131,408, respectively.

The Company's operating expenses are funded by CINC. The Company settles the due to affiliate balances generated by these operating expense transactions monthly.

The Company provided subscription services of their library of publications to CINC until September 30, 2009, which included analysis for the life insurance industry, as well as research services. Fees for providing this service were $225,000 and $300,000 for the years ended December 31, 2009 and 2008, respectively, and are reflected in the Company's statement of operations.

CAML and CAMEL provided placement services to the Company by soliciting European investors to commit capital to ECEF and Securis. Fees that the Company receives from Clean Energy Partners, L.L.C. (the "GP" of ECEF) and Securis, that are associated with placements made by CAML or CAMEL are paid directly to CAML and CAMEL by the Company and are not recognized as income by the Company. In December 2009, the Company advanced a $1,000,000 payment to CAML related to performance fees from Securis, creating a $1,000,000 receivable from CAML. This receivable was offset by a $1,327,298 payable to CAML for performance fees from Securis. Total fees paid to CAML and CAMEL in 2009 and 2008 were $2,114,813 and $3,598,345, respectively.

The Company also used the placement services of an unaffiliated Canadian entity to solicit Canadian investors to commit capital to the ECEF. The Company pays this unaffiliated entity 75% of placement fees received from the GP for placements made by them. Total fees paid to this entity for the year ended December 31, 2009 and 2008 were $306,546 and $130,922, respectively. As a result of recording the remaining placement fees and related expenses as of December 31, 2008 which relates to the placement fees of institutional investors in ECEF, the Company recorded the remaining amount due as Professional fees expense and related payable on December 31, 2008. The Company recognized this service as Professional fees during the year ended December 31, 2009 and 2008 in the amount of $0 and $834,966, respectively.

SRAH provided administrative services at the request of the Company which included employee benefits and administration, pension, information services, tax, technology and other administrative support up until October 9, 2009, when CHC acquired the Company's Parent. Fees for these services for the years ended December 31, 2009 and 2008 were $571,508 and $825,454, respectively, and are reflected in the Company's statement of operations. These services were no longer provided after the acquisition date.

SRZ provided technology services to the Company up until October 9, 2009, when CHC acquired the Company's Parent. These services included network, workplace, web and portal, and traveling user charges. Expenses for these services for the years ended December 31, 2009 and 2008 were $44,889 and $34,989, respectively. These services were no longer provided after the acquisition date.

The Company used Swiss Re Capital Markets Limited ("SRCML") to facilitate the introduction of ECEF investors in Canada. The Company pays SRCML 25% of placement fees received from the GP for SRCML related services. Total fees paid to SRCML for the years ended December 31, 2009 and 2008 were $113,659 and $233,659, respectively. The remaining amount payable to SRCML at December 31, 2009 of $116,447 was reclassified to Other Liabilities and Accrued Expenses after CHC acquired the Company's Parent on October 9, 2009.

Swiss Re Financial Services Corporation ("SRFSC") provided carbon sub-advisory services to the Company in the area of advising the GP on the monetization of carbon credits and renewable energy. The Company was required to pay 50% of the carbon advisory services fees it receives from the GP to SRFSC as a carbon sub-advisory services fee. The portion of the Company's carbon advisory services fees paid to SRFSC are not recognized as income by the Company. The Company cancelled the carbon sub-advisory services agreement with SRFSC effective June 30, 2009. Total carbon sub-advisory services fees paid to SRFSC in 2009 and 2008 were $74,794 and $75,069, respectively. Total carbon sub-advisory services fees currently payable to SRFSC at December 31, 2009 and 2008 were $0 and $25,205 respectively, and are reflected in Due to affiliates. These services were no longer provided after the acquisition date.

Receivable from affiliates is comprised of the following:

	2009	2008
Due from CAML	$ -	$ 580,000
Due from SRAH	-	327,623
Total due from affiliates	$ -	$ 907,623

Due to affiliates is comprised of the following:

	2009	2008
Due to CINC	$ 130,940	$ 1,347,564
Due to CAML	327,298	-
Due to SRAH	-	5,110
Due to CAMEL	77,035	373,575
Due to SRCML	-	197,647
Due to SRFS	-	127,112
Total due to affiliates	$ 535,273	$ 2,051,008

It is possible that the terms of the transactions mentioned above are not the same as those that would result from transactions among wholly unrelated parties.

NOTE 8 – COMPENSATION PAYABLE

The Company funded the Pension payable of $211,726 and Post retirement payable of $214,005 to SRAH on October 9, 2009, when CHC acquired the Company's Parent. The ADR payable, Value Alignment Incentive, and Bonus payable were either paid to employees in 2009 or transferred to CINC for payment to employees when the investment advisory business was sold to CINC on October 13, 2009. The Company no longer has any employees and all operational, administrative and supporting functions are performed by the Parent as stated in the related parties' footnote.

Compensation payable is comprised of the following:

	2009	2008
Bonus payable	$ -	$ 599,500
Pension payable	-	381,414
ADR payable to employees	-	327,623
Postretirement benefit	-	192,367
Value Alignment Incentive	-	17,968
Total compensation payable	$ -	$ 1,518,872

NOTE 9 – OTHER LIABILITIES AND ACCRUED EXPENSES

Other liabilities and accrued expenses is comprised of the following:

	2009		2008	
Commission payable	$	188,824	$	495,205
Audit fee payable		25,000		43,560
Other payable		117,147		12,600
Sales tax payable		42		5,976
Total other liabilities and accrued expenses	$	331,013	$	557,341

NOTE 10 – REGULATORY MATTERS

On January 23, 2009, the Company's Board of Directors approved, and the Company's Parent completed, a $3,000,000 cash capital contribution as additional paid-in capital in order to remedy a net capital deficiency. The Company reported to FINRA on January 22, 2009 this net capital deficiency that resulted from recording the remaining placement fees due as of December 31, 2008 which relates to the placement of institutional investors in ECEF. The recognition generated a large non-allowable asset (Note 4) and related liabilities owed to selling counterparties which placed the Company in a net capital deficiency. The Company remained below its net capital requirement from December 31, 2008 until January 23, 2009.

Pursuant to NASD rule 1017(a)4, the Company requested regulatory approval from FINRA for the following:

- the indirect change in the ownership of the Company
- the change of the Company's name to Conning Investment Products, Inc.
- to return $1,500,000 of the $3,000,000 of excess capital contributed on January 23, 2009

The Company also requested approval to transfer the investment advisory business to CINC pursuant to Rule 1017(a) 3. The FINRA granted approval for all requests on July 30, 2009.

The FINRA conducted an onsite examination of the Company's broker dealer activity in June 2009. No significant findings were noted in the examination.

NOTE 11 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the rule, which requires the maintenance of a minimum net capital, as defined, of $125,945 at December 31, 2009. At December 31, 2009 the Company had net capital, as defined, of $513,987 which was $388,042 over the required minimum net capital. The Company's net capital ratio (aggregate indebtedness to net capital) was approximately 3.68 to 1. Net capital may fluctuate on a daily basis.

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section k(2)(i).

SCHEDULE I

CONNING INVESTMENT PRODUCTS, INC.
(f.k.a. Conning Research and Consulting, Inc.)
COMPUTATION OF NET CAPITAL REQUIREMENT FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2009

Total shareholder's equity		$ 3,399,497
Less non-allowable assets:		
Account Receivable	$ 2,584,276	
Deferred income taxes	252,091	
Prepaid expenses and other assets	99	2,836,466
Tentative Net Capital		563,031
Haircuts on Allowable Assets		49,044
Net capital		$ 513,987
Total aggregate indebtedness		$ 1,889,166
Minimum net capital requirement (6.667% of aggregate indebtedness or $5,000, which ever is greater)	$ 125,945	
Net capital in excess of requirements	388,042	
Net capital		$ 513,987
Ratio of aggregate indebtedness to net capital		3.68 to 1

There are no material differences between this computation and the corresponding computation in the unaudited Part II FOCUS Report as of December 31, 2009.

SCHEDULE II

CONNING INVESTMENT PRODUCTS, INC.
(f.k.a. Conning Research and Consulting, Inc.)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2009

The Company is exempt from the provision of Rule 15c3-3 in accordance with Section k(2)(i).